UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02024533

NO ACT
P.E 3-6-02
1-04858

March 7, 2002

Stephen A. Block
Senior Vice President,
General Counsel and Secretary
International Flavors & Fragrances Inc.
521 West 57th Street
New York, N.Y. 10019

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Re: International Flavors & Fragrances Inc.

Dear Mr. Block:

This is in regard to your letter dated March 6, 2002 concerning the shareholder proposal submitted by Robert P. Laukat for inclusion in IFF's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that IFF therefore withdraws its January 3, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

cc: Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383

IFF

INTERNATIONAL FLAVORS & FRAGRANCES (IFF-US) 521 WEST 57TH STREET, NEW YORK, N.Y. 10019 (212) 765-5500

CREATORS AND MANUFACTURERS OF FLAVORS, FRAGRANCES AND AROMA CHEMICALS FAX: (212) 708-7132

Securities Exchange Act of 1934,
Rules 14a-8(i)(7) and (3)

January 3, 2002

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

International Flavors & Fragrances Inc.
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of International Flavors & Fragrances Inc., a New York corporation ("IFF" or the "Company"). IFF has received a shareholder proposal and supporting statement (the "Proposal") submitted by Robert P. Laukat (the "Proponent"), which the Proponent has requested be included in the proxy materials (the "Proxy Materials") to be distributed by IFF in connection with its 2002 Annual Meeting of Shareholders (the "Annual Meeting"). IFF does not intend to include the Proposal in the Proxy Materials, and is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concur with IFF's view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8.

In accordance with Rule 14a-8(j), enclosed are six copies of the following:

(1) A letter dated October 24, 2001 from the Proponent setting forth the Proposal; and

(2) This letter stating why IFF believes the Proposal may properly be omitted from its Proxy Materials for the Annual Meeting pursuant to Rules 14a-8(i)(7) and (3).

Also in accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

The Proposal

The Proponent requests that IFF include the Proposal in IFF's Proxy Materials for the Annual Meeting. The text of the resolution submitted by the Proponent is as follows:

> Resolved, that the shareholders of International Flavors and Fragrances, Inc., assembled in annual meeting in person and by proxy, recommend to and do authorize the board of directors to consider submitting to the shareholders any purchases, mergers, joint ventures, partnerships, acquisitions or other business combinations in excess of $50 million in cash, stock or exchangeable assets for approval.

Bases for Excluding the Proposal

There are two separate bases for omitting the Proposal and its supporting statement (the "Supporting Statement") from IFF's Proxy Materials. First, the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of IFF's ordinary business operations. Second, the Proposal is vague and indefinite so as to be misleading and the Supporting Statement contains false and misleading statements in violation of Rule 14a-9, as a result of which the Proposal may properly be excluded from the Proxy Materials under Rule 14a-8(i)(3).

1. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Relates to Ordinary Business Operations

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal addresses a matter relating to a company's ordinary business operations. As discussed below, the Proposal is drafted so broadly that it would cover ordinary business operations of IFF and may, therefore, be properly omitted from its Proxy Materials.

The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission has identified two primary considerations upon which this policy rests:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . . The second consideration relates to the degree to which the proposal seeks to

> 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Exchange Act Release No. 34-40018 (May 21, 1998).

The New York Business Corporation Law (the "NYBCL") to which IFF is subject as a New York corporation, embodies this policy. Section 701 of the NYBCL provides that "the business of a corporation shall be managed under the direction of its board of directors." The NYBCL identifies the types of corporate actions that are extraordinary transactions requiring shareholder approval. For example, the board of directors of a New York corporation must submit to its shareholders (i) most amendments to the company's certificate of incorporation (Section 803(c) of the NYBCL), (ii) a plan of merger or consolidation (Section 903(a) of the NYBCL); (iii) the proposed sale, lease, exchange or other disposition of all or substantially all of a company's assets made outside of the ordinary course of business (Section 909(a) of the NYBCL) and (iv) a dissolution of the company (Section 1001(a) of the NYBCL). The rules of the New York Stock Exchange (the "NYSE"), on which IFF is listed, require shareholder approval in connection with a limited number of additional actions that are not regularly taken by most companies, such as issuance of 20% or more of a listed company's common stock. NYSE Rule 312.03(c). A New York corporation is not required to submit to its shareholders any corporate action other than those extraordinary matters required under the NYBCL or the rules of the NYSE.

The Staff has consistently taken the position that a company may omit a proposal from its proxy materials pursuant to Rule 14a-8(i)(7) when the proposal relates to corporate actions that are of an ordinary nature rather than extraordinary transactions. See, e.g., General Electric Co. (Jan. 22, 2001) (proposal related to sale of assets not constituting substantially all of company's assets); Vista Bancorp, Inc. (Jan. 22, 2001) (proposal related to retention of advisors to explore and recommend strategic alternatives); NACCO Industries Inc. (Mar. 29, 2000) (proposal related to retention of investment bank to explore alternatives to enhance value including a sale, merger or other transaction); Sears, Roebuck & Co. (Feb. 7, 2000) (proposal related to retention of investment bank to prepare for a sale of all or parts of the company); Ford Motor Co. (Mar. 26, 1999) (proposal to preclude company from repurchasing its common stock except in certain instances); Ohio Edison Co. (Feb. 8, 1991) (proposal related to capital expenditures in excess of $300 million); Sears, Roebuck & Co. (Mar. 10, 1987) (proposal requiring the sale of unprofitable units and precluding company from making "acquisitions which would not decidedly enhance shareholder equity"); and Allis-Chalmers Corp. (Mar. 3, 1982) (proposal precluding the company from using any revenues to make any investment, including acquiring third parties, other than a re-investment in existing facilities).

The Proposal identifies a broad array of transactions that would come within its ambit if in excess of $50 million, including purchases, joint ventures, partnerships, acquisitions or other business combinations. The Proposal is not limited to extraordinary transactions, but would relate to matters clearly within the ordinary business operations of IFF such as capital expenditures (which could be purchases or acquisitions of assets), business collaborations with third parties (which could be pursued through partnerships or joint ventures), or repurchases of IFF shares, as well as acquisitions of stock or other assets from third parties. In fact, the only type of transaction listed in the Proposal that would constitute an extraordinary transaction requiring shareholder approval under the NYBCL is a merger. Capital expenditures, acquisitions, collaborations, share repurchases and other transactions of the magnitude identified in the Proposal would fall within the ordinary business operations of IFF (a company with a market capitalization of approximately $2.8 billion, assets of approximately $2.32 billion and reported 2000 consolidated sales of $1.46 billion, or $1.88 billion on a pro forma basis after considering the acquisition in November 2000 of Bush Boake Allen Inc.). Such transactions would not constitute the type of "extraordinary corporate transactions which are economically significant" to which the Staff referred in Wellman, Inc. (Mar. 6, 1991), and to submit these matters to a shareholder vote would implicate the policy and considerations underlying Rule 14a-8(i)(7).

The broad scope of the Proposal makes it distinguishable from the proposals reflected in no-action letters where the Staff found the object of the proposals to involve matters outside a company's ordinary business, such as in Bell Atlantic Corporation (Feb. 25,1992) and Storage Technology Corporation (Mar. 18, 1999). In these cases, the proposals were tailored to target extraordinary transactions. In Bell Atlantic, the proposal sought to require shareholder approval only of certain "mergers and acquisitions of another company" and did not list the broad variety of ordinary course transactions that the Proposal does. In reaching its position, the Staff noted that the proposal was "directed at the prerogative of security holders to vote on merger transactions -- which is recognized as a proper subject for shareholder action under state law." Bell Atlantic Corporation (Feb. 25,1992). This is not the case with the broad array of transactions implicated by the Proposal. In Storage Technology, the proposal sought to preclude the company from making certain expenditures "clearly not required in the normal course of the business." In contrast to the Proposal, the proposal in Storage Technology expressly provided that management should solicit shareholder approval only when the expenditure is not in the ordinary course.

The fact that the Proposal covers extraordinary transactions as well as ordinary business operations should not limit the Staff's willingness to grant the no-action relief sought hereby. In a number of cases, the Staff has granted no-action relief under the "ordinary business" exclusion where the proposals related only in part to non-extraordinary transactions. See, e.g., Vista Bancorp, Inc. (Jan. 22, 2001); NACCO Industries, Inc. (Mar. 29, 2000); Sears, Roebuck & Co. (Feb. 7, 2000) and The Reader's Digest Association, Inc. (Aug. 18, 1998).

In summary, the Proposal relates to a broad variety of transactions, including matters that would constitute the ordinary business operations of IFF. Therefore, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

2. ***The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9***

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). There are two bases for exclusion of the Proposal under Rule 14a-8(i)(3). First, the Proposal is so vague as to be misleading under Rule 14a-9. Second, the Supporting Statement contains materially misleading statements violating Rule 14a-9.

The Proposal Is Vague, Indefinite and, Thus, Misleading in Violation of Rule 14a-9. The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague and indefinite and, therefore, potentially misleading." Commonwealth Energy System (Feb. 27, 1989). In Commonwealth, the Staff concurred that a shareholder proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials was excludable where:

> the proposal and supporting statement are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented.

See also Exxon Corp. (Jan. 29, 1992) (proposal relating to director qualifications included "vague and indefinite" criteria, "subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's [b]oard [of directors] in implementing the proposal" with the effect that, "if adopted, . . . any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal"); Bank of New England Corp. (Feb. 5, 1990) (the Staff concurred in the omission of a proposal that was vague and indefinite where the proposal sought to provide shareholders with notice for the purpose of allowing them to make "opposition director" nominations and including such nominees in the company's proxy materials); IDACORP, Inc. (Sept. 10, 2001) (proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excludable as vague and indefinite); CBRL Group, Inc. (Sept. 6, 2001) (proposal that sought to have the company include a "full and complete disclosure of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" in its annual report was excludable as vague and indefinite); and H.J. Heinz Co. (May 25, 2001) (proposal that requested that the company implement a human rights standards program was excludable on the grounds that it was vague and indefinite).

The Proposal is impermissibly vague in at least the following ways:

(1) The Proposal's identification of the types of transactions that it is intended

to cover, which include "any purchases [or] . . . acquisitions," is vague and excessively broad; and, therefore, shareholders voting on the Proposal cannot know precisely what transactions it would cover. The Proposal appears generally to be concerned with purchases or acquisitions of businesses or entities by IFF, but literally could apply to any capital expenditure, purchase of inventory or equipment, business collaboration or stock repurchase that exceeds the $50 million threshold. It is also unclear whether the Proposal covers purchases of debt or equity securities of, capital investments in, or contributions to, third parties that exceed $50 million. In these ways, the Proposal is extremely vague and indefinite, rendering it difficult for shareholders to fully understand the scope of the Proposal with respect to which they will be asked to vote.

(2) Similarly, the Proposal fails to make clear whether it applies only to purchases and transactions at the IFF level, or whether it is intended to apply to transactions by IFF subsidiaries. In addition, it is unclear whether the Proposal covers intercompany transactions between IFF and its subsidiaries or between subsidiaries of IFF.

(3) The $50 million threshold in the Proposal is vague as it does not indicate how the calculation should be computed. For instance, the Proposal does not specify how the threshold would be applied in the case of an acquisition by IFF in which IFF assumed liabilities of a third party or acquired an entity subject to liabilities (e.g., would the threshold apply if IFF were to pay a purchase price of $25 million for the outstanding stock of a company with $30 million in liabilities?); or in the case of an investment by IFF in a partnership (e.g., would IFF's investment be measured; or its pro rata portion of the total financing of the partnership?) These examples are not exhaustive, but illustrate that the monetary threshold is so vague as to be misleading.

(4) The Proposal purports to authorize IFF's Board to consider submitting certain transactions to shareholders. However, under New York law, IFF's Board does not require shareholder authorization to submit transactions to shareholders. By implying that authorization is necessary, the Proposal could mislead shareholders into believing that they must vote for the Proposal in order to legally permit the IFF Board to submit these types of transactions to shareholders.

If the Proposal were to be adopted, neither the IFF Board nor shareholders could determine what actions would be required in connection with its implementation. Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Proposal Contains Materially Misleading Statements. The Staff has concurred that a company could properly exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. See, e.g., The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); Comshare, Inc. (Aug. 23, 2000); General Magic, Inc. (May 1, 2000); Lucent Technologies Inc. (Mar. 7, 1998); and North Fork Bancorporation (Mar. 25, 1992). The Staff also has concurred that a company could properly exclude portions of shareholder proposals and supporting statements from its proxy materials where they contained false and misleading statements or omitted material facts necessary to make statements made in those proposals not false or misleading. See, e.g., Peoples Energy Corp. (Nov. 26, 2001); Phoenix Gold Int'l, Inc. (Nov. 5, 2001); Emerson Elec. Co. (Oct. 27, 2000); National Fuel Gas Co. (Nov. 18, 1999); and CCBT Bancorp, Inc. (Apr. 20, 1999).

IFF believes that the Supporting Statement violates Rule 14a-9 because it is materially false and misleading in the following respects:

(1) The Proponent claims in the fourth paragraph of the Supporting Statement that "the logic of the deal eluded Wall Street, as [IFF's] share price today testifies." The Proponent makes this claim without showing any causal link between IFF's decrease in stock price since January 3, 2000 and the Bush Boake Allen transaction. In fact, the Proponent appears to have arbitrarily chosen the stock price as of January 3, 2000 for comparison purposes even though the transaction was not announced until September 25, 2000.

(2) In the fifth paragraph of the Supporting Statement, the Proponent without any foundation whatsoever implies that the Board and management acted without considering the interests of IFF's shareholders. This baseless statement impugning the actions and intentions of the IFF Board and management is precisely the type of unfounded allegation that Note (b) to Rule 14a-9 is meant to address.

(3) In the fifth paragraph of the Supporting Statement, the Proponent without any foundation whatsoever implies that the BBA transaction seriously wounded IFF and jeopardized its future. These statements are baseless and inaccurate. In fact, IFF's revenues and operating income have increased as a result of the transaction, and IFF continues to have an investment grade credit rating.

(4) In the fifth paragraph of the Supporting Statement, the Proponent states that shareholders should be consulted "when management desires to obligate [the] corporation in such a major way" (emphasis added). The penultimate sentence of the fifth paragraph states that IFF should "consider the shareholders before making mega deals that may jeopardize

the corporation's future" (emphasis added). The use of the phrases "major way" and "mega deals" is clearly designed to make the assertions inflammatory, which is contrary to Note (b) to Rule 14a-9.

(5) The $50 million threshold contained in the Proposal is an arbitrary number selected by the Proponent, which IFF believes would not generally be material for IFF based on its 2001 market capitalization, revenues or assets and the meeting of which threshold would not result in a "major" obligation or a "mega deal."

In light of the pervasive nature of the false and misleading statements in the Proposal, consistent with the authorities cited above, it is IFF's position that the entire Proposal should be excluded, rather than merely certain parts of it.

Conclusion

In summary, because the Proposal applies to ordinary business operations as well as extraordinary transactions, it may properly be omitted from IFF's Proxy Materials pursuant to Rule 14a-8(i)(7). Furthermore, the resolution contained by the Proposal is so vague as to be materially misleading within the meaning of Rule 14a-9 and the Supporting Statement contains numerous baseless statements that are materially misleading within the meaning of Rule 14a-9. As a result, IFF may exclude the Proposal under Rule 14a-8(i)(3).

For the reasons set forth above, IFF believes that the Proposal may properly be omitted from its Proxy Materials, and respectfully requests that the Staff concur. Should the Staff disagree, or should the Staff wish any additional information in support of IFF's position, IFF would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a response. It is presently anticipated that IFF's definitive Proxy Materials will be filed with the Commission on or about March 27, 2002, the date on which IFF would begin mailing the Proxy Materials to shareholders.

If you have any questions regarding this request, please call me at (212) 708-7291.

Sincerely yours,

Stephen A. Block
Senior Vice President,
General Counsel and Secretary

cc: Mr. Robert P. Laukat

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383
209 • 586-7734

October 24, 2001
Via Certified Mail No. 7099 3220 0007 8226 9479

International Flavors and Fragrances Inc.
521 West 57th Street
New York NY 10019

Attention: Mr. Stephen A. Block

Dear Mr. Block:

Enclosed is a shareholder proposal and supporting statement which I hereby submit for inclusion in the corporation's proxy statement and for presentation at the year 2002 annual shareholders meeting.

In accordance with the Securities and Exchange Commission regulations, under Rule 14A-8, please be advised that I have owned shares of the corporation with a market value of at least $2,000 continuously for the preceding one year, and that I intend to maintain such ownership through the date of the 2002 annual meeting.

The shares I hold are in my Charles Schwab account (substantiation attached).

Also, please remember my statements must be brief due to the 500-word rule.

If you would like to discuss this proposal and/or supporting statement, or intend to object to the resolution's entry in the 2001 proxy statement, please contact me promptly at the above address.

Cordially,

Robert P. Laukat

Robert P. Laukat

Enclosure
cc: Securities & Exchange Commission

SHAREHOLDER PROPOSAL
BY ROBERT P. LAUKAT
HOLDER OF 355.5361 SHARES

RESOLVED, that the shareholders of International Flavors and Fragrances, Inc., assembled in annual meeting in person and by proxy, recommend to and do authorize the board of directors to consider submitting to the shareholders any purchases, mergers, joint ventures, partnerships, acquisitions or other business combinations in excess of $50 million in cash, stock or exchangeable assets for approval.

SUPPORTING STATEMENT

On July 21, 1998, I purchased 300 shares of International Flavors and Fragrances for $43 a share or $12,900 plus commissions. Today, October 24, 2001, it is worth $27.31 per share, or $8193, not considering dividends. I bought it for the generous and consistent dividend. The dividend has been substantially reduced from $1.52 per year in the year 2000 to an indicated rate of .60¢ for the year 2001.

Allow me to quote from an article which appeared in the October 1, 2000 Barrons:

> *The number one worldwide maker of fragrances and flavors, International Flavors and Fragrances, pulled off an unusual triple play. It simultaneously announced an earnings miss a dividend cut and a dubious acquisition that will besmirch its formerly pristine balance sheet.*

The article goes on to say that the purchase of Bush, Broake and Allen for $48.50 a share (30 times the year 2000 projected earnings and almost double the $24.50 a share price for BBA on January 3, 2000) will require International Flavors and Fragrances to take on large amounts of debt to finance the acquisition – a company that once prided itself on a clean balance sheet.

Further, the logic of the deal eluded Wall Street as our share price today testifies. On January 3, 2000, IFF shares were $38 a share. At this writing, October 24, 2001, as mentioned, the price is $27.31.

It is my belief that when management desires to obligate our corporation in such a major way that it could seriously wound our corporation, we should be consulted. Let me be clear. The BBA acquisition is not the only reason the stock has declined in price. The flat earnings, the dividend cut, the additional debt all helped contribute. Please send a message to the board of directors that they and management should consider the shareholders before making mega deals that may jeopardize the corporation's future. Please vote yes on this proposal.

Charles Schwab
Helping Investors Help Themselves™
1700 McHenry Avenue, Suite 2E
Modesto, California 95350
(800) 435-4000

October 24, 2001

Mr. Robert P. Laukat
23340 Lakewood Drive
Twain Harte, CA 95383

Re: International Flavors & Fragrances

Dear Mr. Laukat:

This letter is to confirm you did purchase 300 shares (IFF) on 7/23/1998 and still hold these shares to present in your Charles Schwab account. Your current position in (IFF) is 357.4761 in account 5404-2752.

Sincerely,

Lori C. Wells Bay
Investment Specialist II
Charles Schwab & Co., Inc.

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383
209 • 586-7734

January 14, 2002

U. S. Securities and Exchange Commission
Division of Investment Management
Office of the Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen

This letter is in response to my shareholder's proposal to International Flavors and Fragrances Co. on October 24, 2001. Their opposition letter was dated January 3, 2002. First, the company is objecting to the proposal based on, they say, it interferes with the ordinary business of their company. I contend that any major acquisition such as the one they made of BBA is not in the ordinary course of business. They also seem to allude to the fact that the proposal is illegal.

Second, I am suggesting that the board of directors consider the shareholders when major acquisitions are made. I am not attempting to micro-manage the company.

I would have liked to go into the proposal in more detail, but as you are well aware, I am limited to 500 words. I must be brief. I'm not being vague.

Further, if they feel a $50 million limit is too low or would like it adjusted, let me know what limit they would be comfortable with.

In short, nothing I have said in the proposal is untrue. They did not consult the shareholders in this matter.

The balance sheet testifies to added debt. They did increase risk to the company by taking on a great deal of additional debt. They say many of my statements are baseless and incorrect, but give no conclusive proof of this.

If the company wants specific changes in my proposal, then Mr. Block and I can talk it over. I am willing to make some specific changes to specific suggestions as long as it doesn't interfere with the integrity of the statements.

Sincerely,

Robert P. Laukat

cc: International Flavors and Fragrances Co.
521 West 57th Street
New York, NY 10019
Attention: Mr. Stephen A. Block

INTERNATIONAL FLAVORS & FRAGRANCES INC. 521 WEST 57TH STREET, NEW YORK, N.Y. 10019 (212) 765-5500
CREATORS AND MANUFACTURERS OF FLAVORS, FRAGRANCES AND AROMA CHEMICALS FAX: (212) 708-7132

Securities Exchange Act of 1934,
Rules 14a-8(1)(7) and (3)

January 23, 2002

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

International Flavors & Fragrances Inc.
Omission of Shareholder Proposal of Robert P. Laukat

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of International Flavors & Fragrances Inc. ("IFF"). I am writing with reference to the letter of Mr. Robert P. Laukat dated January 14, 2002 responding to IFF's letter to the Staff dated January 3, 2002 (the "January 3 Letter"). The January 3 Letter requested the concurrence of the Staff with IFF's view that, based on Rules 14a-8)(i)(7) and 14a-8(i)(3), the shareholder proposal and supporting statement received by IFF from Mr. Laukat (the "Laukat Proposal") may properly be omitted from IFF's proxy materials in connection with its 2002 annual meeting of shareholders.

Mr. Laukat's January 14 letter does nothing to rebut the showing made by IFF that it is permitted to omit the Laukat Proposal. Mr. Laukat does not attempt to refute IFF's showing that the Laukat Proposal would cover a wide range of ordinary course transactions. He fails to address any of IFF's examples of the misleading nature of the Laukat Proposal and supporting statement, other than to make a naked denial that nothing in the Laukat Proposal is untrue and a statement that IFF increased risk by taking on debt (which presumably relates to Mr. Laukat's insinuation that the Bush Boake Allen ("BBA") transaction would "jeopardize" IFF's future). Finally, Mr. Laukat cites absolutely no authority whatsoever in response to the well-established precedent cited by IFF in support of its position. If anything, Mr. Laukat's letter provides further evidence supporting the bases for exclusion of the Laukat Proposal identified by IFF in the January 3 Letter.

Mr. Laukat's letter continues to present the type of misleading statements in violation of the proxy rules that were contained in the Laukat Proposal. Mr. Laukat states that he is suggesting that the IFF board of directors "consider the shareholders when major acquisitions are made."

First, this statement is an inappropriate insinuation that the IFF Board did not consider shareholders in connection with the BBA transaction, as well as a misleading assertion that the Laukat Proposal in any way affects the board's consideration of shareholder interests. The IFF board carefully considered the interests of shareholders in determining to pursue the BBA transaction, and would do the same in future transactions; indeed, the directors' fiduciary obligations to shareholders, as well as general principles of corporate governance and director responsibility, would mandate that consideration.

Second, the Laukat Proposal does not seek to have the IFF board of directors "consider shareholders"; it seeks to have the IFF board of directors put a variety of transactions to a shareholder vote where not legally required.

In a further effort to excuse the vague and broad scope of the Laukat Proposal, Mr. Laukat blames the 500-word limit of Rule 14a-8(d), in the third paragraph of his letter. Yet, the fact that there is a 500-word limit is no excuse for vagueness, misleading statements or impermissibly broad scope.

Mr. Laukat's January 14 letter merely serves to highlight the fundamental problems with the Laukat Proposal. It is not the responsibility of IFF to cure the defects of the Laukat Proposal. It is Mr. Laukat's obligation to put forward a proposal that is both appropriate in scope and not misleading. He has failed to do so.

IFF again respectfully requests that the Staff concur with IFF's position that the Laukat Proposal may properly be omitted from IFF's proxy materials for its 2002 annual meeting for the reasons set forth in the January 3 Letter.

Sincerely,

Stephen A. Block
Senior Vice President,
General Counsel and Secretary

cc: Mr. Robert P. Laukat

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, CA 95383
209-586-7734

March 4, 2002

Mr. Stephen A. Block
International Flavors and Fragrance
521 W. 57th Street,
New York, NY 10019

Dear Mr. Block:

This letter will inform you that I will withdraw my Shareholder Proposal for this year. The reason is that an event of much greater importance for me will occur on that day. I understand that I must be at the meeting when my proposal comes up and it would be disingenuous of me to present the proposal and not attend the meeting.

I still feel, however, that International Flavors and Fragrance paid far too much for B.B.A. Let's see if the synergist comes to pass as you feel they will. I'm sorry your management besmirched the pristine balance sheet and I do hope that the Board of Directors will increase or reinstate the old dividend soon. I will be watching. Hope I will not have to meet you next year.

Cordially,

Robert P. Laukat

cc: U.S. Securities and Exchange Commission
Division of Investment Management
Office of the Chief Counsel
450 5th Street, NW
Washington, DC 20549

IFF

INTERNATIONAL FLAVORS & FRAGRANCES INC. 521 WEST 57TH STREET, NEW YORK, N.Y. 10019 (212) 765-5500
CREATORS AND MANUFACTURERS OF FLAVORS, FRAGRANCES AND AROMA CHEMICALS FAX: (212) 708-7132

March 6, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: International Flavors & Fragrances Inc. - Withdrawal of Shareholder Proposal

Ladies and Gentlemen:

This letter confirms that Robert P. Laukat (the "Proponent") has advised International Flavors & Fragrances Inc. (the "Company") that he has withdrawn his shareholder proposal (the "Proposal") submitted to the Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A copy of a letter, dated March 4, 2002, in which the Proponent advised the Company of his formal withdrawal of the Proposal, is enclosed for the Staff's information. I understand from speaking to the Proponent that he has sent a signed copy of the letter to the Office of the Chief Counsel.

Based on such withdrawal, the Company hereby withdraws its request to the Staff for a "no action" letter with respect to the Proposal, as set forth in a letter dated January 3, 2002 from me to the Office of the Chief Counsel, which was filed on January 4, 2002.

If you have any questions regarding the foregoing, please contact me at (212) 708-7291.

Very truly yours,

Stephen A. Block

Stephen A. Block
Senior Vice President,
General Counsel and Secretary

Enclosure

cc: Robert P. Laukat

Mr. Keir Gumbs - SEC
Fax No.: 202-942-9525

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, CA 9538
209-586-7734

March 4, 2002

Mr. Stephen A. Block
International Flavors and Fragrance
521 W. 57th Street,
New York, NY 10019

Dear Mr. Block:

This letter will inform you that I will withdraw my Shareholder Proposal for this year. The reason is that an event of much greater importance for me will occur on that day. I understand that I must be at the meeting when my proposal comes up and it would be disingenuous of me to present the proposal and not attend the meeting.

I still feel, however, that International Flavors and Fragrance paid far too much for B.B.A. Let's see if the synergist comes to pass as you feel they will. I'm sorry your management besmirched the pristine balance sheet and I do hope that the Board of Directors will increase or reinstate the old dividend soon. I will be watching. Hope I will not have to meet you next year.

Cordially,

Robert P. Laukat

cc: U.S. Securities and Exchange Commission
Division of Investment Management
Office of the Chief Counsel
450 5th Street, NW
Washington, DC 20549